		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three months ended March 31
	2017	2016

Income before income tax expense and equity in income of Unconsolidated Joint Ventures	$12,849	$26,153

Add back:
Fixed charges	31,764	26,643
Amortization of previously capitalized interest	746	611
Distributed income of Unconsolidated Joint Ventures	20,118	18,478

Deduct:
Capitalized interest	(4,081)	(6,502)

Earnings available for fixed charges and preferred dividends	$61,396	$65,383

Fixed charges:
Interest expense	$25,546	$19,128
Capitalized interest	4,081	6,502
Interest portion of rent expense	2,137	1,013

Total fixed charges	$31,764	$26,643

Preferred dividends	5,784	5,784

Total fixed charges and preferred dividends	$37,548	$32,427

Ratio of earnings to fixed charges and preferred dividends	1.6	2.0